K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 10, 2020

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   American Beacon Funds (File Nos. 033-11387 and 811-04984)

        Post-Effective Amendment No. 371 to the Registration Statement on Form N-1A

Dear Mr. Foor:

The following is the response by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on August 7, 2020, regarding Post-Effective Amendment No. 371 (“PEA No. 371”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon NIS Core Plus Bond Fund (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on June 22, 2020. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 371.

1.	In the “Principal Risks” section of the Fund Summary, please consider reordering the risks so that they appear in order of likelihood to affect the Fund’s net asset value and real and total return. After the Fund’s most significant risks are listed, the remaining risks may be listed in alphabetical order. See ADI 2019-08 – Improving Principal Risks Disclosure.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. Therefore, at the present time, the Registrant respectfully declines to reorder the Fund’s principal risks so that they appear in order of likelihood to affect the Fund’s net asset value and real and total return. The Registrant notes that the first paragraph of the “Principal Risks” section of the Fund Summary includes the following disclosure:

“The principal risks of investing in the Fund listed below are presented in alphabetical order and not in order of importance or potential exposure.

Securities and Exchange Commission

September 10, 2020

Among other matters, this presentation is intended to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

The Registrant also notes that prioritizing the Fund’s principal risks as the Staff suggests would reflect the risks most likely to affect the Fund’s net asset value and total return as of the effective date of the Fund’s prospectus. However, as demonstrated in the first calendar quarter of 2020, the Fund’s net asset value and total return could be substantially affected by market events that, just a few months earlier, no one would have thought to order prominently in a list of factors most likely to adversely affect the Fund.

The Registrant understands that proposed amendments to Form N-1A promulgated by the SEC on August 5, 2020 would require the disclosure of a fund’s principal risks in order of importance, with the most significant risks appearing first. The Registrant will comply with new requirements upon the effectiveness of any final amendments to Form N-1A adopted by the SEC.

2.	In the “Investment Restrictions” section of the Statement of Additional Information, Fundamental Investment Restriction No. 8 states that “this limitation does not apply to…tax-exempt securities issued by municipalities or their agencies and authorities.” It is the position of the Staff that, for purposes of the foregoing exclusion, the Fund should look through a private activity municipal debt security that derives principal and interest principally from the assets and revenues of a non-governmental entity, such as a stadium or hospital, such that the security would not be deemed to be a tax-exempt security issued by a municipality or its agencies and authorities.

The Registrant confirms that, to the extent that the Fund invests in private activity municipal debt securities, the Fund will, to the extent practicable, look through such securities in order to determine the industry to which the investment should be allocated for purposes of the Fund’s concentration policy.

*    *    *    *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

Securities and Exchange Commission

September 10, 2020

cc:    Rosemary Behan

        Teresa Oxford

American Beacon Advisors, Inc.